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SECU[barcode] 14045681 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

< FEB 2 7 2014 >

191

SEC FILE NUMBER

8 - 52141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 1/1/2013 _____ AND ENDING _____ 12/31/2013 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sidoti & Company, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 1400

(No. and Street)

New York   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Sidoti   (212) 297-0001
            (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass

(Name -- *if individual, state last, first, middle name*.)

4 Becker Farm Road   Roseland   New Jersey   07068
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, _____Peter Sidoti_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Sidoti & Company, LLC_____, as of _____December 31_____,20__13__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

(signature)

_____
Signature

_____C.E.O._____
Title

(notary signature)
Notary Public

DAVID J. GOLD
Notary Public, State of New York
No. 02GO5082848
Qualified in Richmond County
Commission Expires July 28, 201?

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

SIDOTI & COMPANY, LLC

CONTENTS




Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Sidoti & Company, LLC

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Sidoti & Company, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 24, 2014

1

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	7,362,636
Receivables from clearing brokers, including clearing deposits of $165,000		2,015,739
Investment banking fees receivable		418,887
Research fees receivable		398,391
Property and equipment, net		121,618
Prepaid expenses and other assets		423,206
	$	10,740,477

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Bonuses payable	$	3,150,000
Commissions payable		541,336
Payables to clearing brokers		1,692
Accounts payable and accrued expenses		829,449
Total liabilities		4,522,477
Member's equity		6,218,000
	$	10,740,477

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware limited liability company formed on March 1, 1999. The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"). In addition, the Company is a member under the Ontario Securities Commission. The Company's sole member is Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2014. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers investments in money market accounts to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and computer software costs	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Revenue Recognition from Research Income

The Company records income from research services at the time the services have been rendered, the revenue is fixed or determinable and collectability is reasonably assured.

Revenue Recognition from Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded in accordance with the terms of the investment banking agreements.

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition from Seminar and Conference Income

Seminar and conference income is recognized when earned. Advances received which are related to seminar and conference income are deferred until earned.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2013, investment banking fees receivable are from four customers. No allowance for doubtful accounts was required at December 31, 2013.

Research Fees Receivable

Research fees receivable is primarily comprised of receivables from the Company's research transactions.

Income Taxes

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2013, the Company has UBT expense of approximately $53,000, which is included in the statement of operations.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company's member files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $4,856,000 which was approximately $4,554,000 in excess of its minimum requirement of approximately $302,000.

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

---

3. Commitments

Operating Leases

The Company is obligated under various operating lease agreements for their office locations and database management systems, which expire through September 2016. The office leases contain escalation clauses based on increased costs incurred by the landlord. Rent expense and data expenses under these agreements for the year ended December 31, 2013 was approximately $1,204,000.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2013, are approximately as follows:

Year ending December 31,

2014	917,000
2015	42,000
2016	30,000
2017	13,000
	$ 1,002,000

4. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. At December 31, 2013, the receivables from the clearing brokers' represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $165,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. These balances may, at times, exceed federally insured limits.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

SIDOTI & COMPANY, LLC

NOTES TO FINANCIAL STATEMENT

___

6. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

Office equipment	$	1,296,229
Furniture and fixtures		113,219
Computer software		339,967
Leasehold improvements		358,004
		2,107,419
Less accumulated depreciation and amortization		1,985,801
	$	121,618

For the year ended December 31, 2013, depreciation and amortization expense was approximately $135,000.

7. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2013 the Company elected not to make a contribution.

8. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.